HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart

                                November 10, 2011


Paul Monsour
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-1
            File No. 333-174194

     In reference to our telephone conference this evening, we propose to add the following to the first partial paragraph on page 49 of the prospectus.

     Notwithstanding the above, the distribution preference in favor of the investors in this offering may be altered, in which case the holders of the shares subject to the lock-up agreements would be entitled to receive a distribution of assets or securities, if the holders of a majority of our outstanding shares not held by the holders of the shares subject to the lock-up agreements or by our then current officers and directors, vote, or consent, to the alteration of the distribution preference.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                               /s/ William T. Hart
                                           By:
                                               William T. Hart